Anthony J. Zeoli Partner Freeborn & Peters LLP Attorneys at Law 311 South Wacker Drive Suite 3000 Chicago, IL 60606 (312) 360-6798 direct (312) 360-6520 fax azeoli@freeborn.com www.freeborn.com

March 11, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, NE

Washington, D.C. 20549-2977

Attention: Erin E. Martin and Eric Envall

Re:	CERES Coin LLC (CIK No. 0001734118) Draft Offering Statement on Form 1-A Response to Inquiry Letter dated March 9, 2020

We are in receipt of your inquiry letter with respect to the above identified applicant dated March 9, 2020. With respect to your questions provided therein, as reproduced for ease of reference, please see our respective responses on Exhibit A.

Should you have any questions regarding this letter or the attachment please do not hesitate to contact me. Alternatively, if your office has no further questions or comments please let me know and we can publicly file our final offering documents on EDGAR.

Regards,

Anthony Zeoli

Anthony J. Zeoli

(312) 360-6798

azeoli@freeborn.com

AJZ

EXHIBIT A

INQUIRY RESPONSES

Amendment No. 4 to Draft Offering Statement on Form 1-A

General

1.	Regarding the maximum aggregate amount of the Tokens that is being qualified ($30 million) and the maximum aggregate amount of the Coins that is being qualified ($20 million), please confirm that any transaction fees you assess and retain in connection with sales of the Tokens and Coins (see, e.g., the description of such fees on page 54) will count against the $30 million and $20 million caps, respectively.

For clarity, please first note that the “Transaction Fees” are only assessed with respect to the Coins and not with respect to the Tokens. The only reference with respect to “Transaction Fees” with regard to the Tokens is in relation to the right of the holders to participate in a portion of the aggregate “Transaction Fees” received by the Company. As such, it is our position that the amount of any “Transaction Fees” received by the Company will not count against the $30 Million Token cap referenced in the offering documents.

Similarly, it is also our position the amount of any “Transaction Fees” received by the Company will not count against the $20 Million Coin cap referenced in the offering documents. The subject “Transaction Fees” refer to the administrative/technology fee charged by the Company to move the ownership of a Coin from one holder to another via the “Framework.” As such, these fees are not, and cannot, be considered proceeds from the sale of the Coins toward the referenced $20 Million Coin. By way of example, if the Coins are all purchased and never transferred from their original owners no “Transaction Fees” would ever be generated. Moreover, generally speaking, it is extremely common place for a company to charge some form of administrative fee to transfer an equity interest from one holder to another. Simply because we are specifying the transfer fee upfront should not change the fact that the “Transaction Fees” are administrative in nature and cannot be deemed proceeds from the sale of the securities.

It should also be noted that we had a corollary discussion with your office a few months back when we were looking to utilize the “Buyback” features of the Coins to allow the Company to routinely “Buyback” and resell the Coins for purposes of staying under the referenced $20M cap. At that time it was made clear to us that what counted toward the cap was the actual face amount of Coins sold, regardless as to whether there were additional liabilities associated with such sale (i.e. the then stated obligation of the Company to escrow all funds and routinely buy back the Coins; thus resulting in $0 actually being available for use by the Company from the sale of the Coins). It would thus only stand to reason that if the Company cannot treat a documented obligation to buyback the Coins as an offset against the $20M Coin cap then it should also not have to include any administrative “Transaction Fees” as counting toward said cap.

Distribution Rights (Loan Business), page 119

2.	We note your response to comment 14 and your revised disclosure. Please include the revised distribution rights disclosure throughout the offering circular. For example, the summary and financial statements continue to reference the semi-annual distribution time frame.

We have revised the subject reference to “semi-annually” in the “Distribution Rights” Section of Article II, Section 2(A) to now read “annually.” We have also revised all references/calculations with respect to distributions in the financial statements to reflect annual distributions in all respects.

Equity Rights/Voting Rights/Information Rights, page 119

3.	We note your response to comment 13, as well as the revisions to the Token Rights Agreement and the Coin Rights Agreement.

•	Please remove the provisions in Sections 5 and 11(d) of the Token Rights Agreement and Section 11(d) of the Coin Rights Agreement that deem as “affirmative approval” the lack of response from a security holder within ten days of receiving notice of a covered action.

It is our position that there is no corporate or securities statute that expressly prohibits providing for “affirmative approval” in connection with the lack of response from a security holder so long as that fact is made expressly clear in the underlying documents and the offering materials. Moreover, it is extremely commonplace to see similar provisions in organizational documents where a large number of security holders are expected, as is the case here, in order to avoid delays and deadlocks in the taking of corporate actions which are subject to such approval.

We believe that the subject provisions are both clear and well disclosed in the offering documents. Accordingly we intend to keep these provisions substantively as they are. That being said, to help address your concerns with respect to these provisions:

o	We have extended the subject response period under both the Coin Rights Agreement and the Token Rights Agreement from 10 to 15 days;

o	We have revised Article XIV, Section 2(D) (“Description of Tokens - Equity Rights/Voting Rights/Information Rights”) and Article XIV, Section 3(D) (“Description of Coins - Equity Rights/Voting Rights/Information Rights”) of the Offering Circular to bold the subject language in order to make it more prominent; and

o	We have revised Section 11(d) of the Coin Rights Agreement to provide the following additional proviso to the last sentence of such Section (emphasis added here for illustrative purposes only):

The failure of any Coin Holder to approve or disapprove any Proposed Amendment within fifteen (15) days after the date the respective PA Notice is delivered (or deemed to be delivered pursuant to Section 11(f)(iii) below), will be deemed an affirmative approval by such Coin Holder of the subject Proposed Amendment for all purposes of determining Majority Consent to such Proposed Amendment pursuant to this Section 11(d)(i); provided that, to the extent any Proposed Amendment adversely affects the rights, obligations or liabilities of the Coin Holders (as a group and without regard to individual effect), the failure of any Coin Holder to timely approve or disapprove such Proposed Amendment will be deemed an abstention by such Coin Holder with respect to the subject vote for all purposes of determining Majority Consent to such Proposed Amendment pursuant to this Section 11(d)(i).

We have also revised Article XIV, Section 3(D) (“Description of Coins - Equity Rights/Voting Rights/Information Rights”) to provide for the additional proviso language above.

o	We have revised Section 11(d) of the Token Rights Agreement to provide the following additional proviso to the last sentence of such Section (emphasis added here for illustrative purposes only):

The failure of any Token Holder to approve or disapprove any Proposed Amendment within fifteen (15) days after the date the respective PA Notice is delivered (or deemed to be delivered pursuant to Section 11(f)(iii) below), will be deemed an affirmative approval by such Token Holder of the subject Proposed Amendment for all purposes of determining Super-Majority Consent to such Proposed Amendment pursuant to this Section 11(d)(i); provided that, to the extent any Proposed Amendment adversely affects the rights, obligations or liabilities of the Token Holders (as a group and without regard to individual effect), the failure of any Token Holder to timely approve or disapprove such Proposed Amendment will be deemed an abstention by such Token Holder with respect to the subject vote for all purposes of determining Majority Consent to such Proposed Amendment pursuant to this Section 11(d)(i).

We have also revised Article XIV, Section 2(D) (“Description of Tokens - Equity Rights/Voting Rights/Information Rights”) to provide for the additional proviso language above.

Please also note, with respect to the above revised language in the Token Rights Agreement the additional proviso is only applicable with respect to “Proposed Amendments” to the agreement itself and not with respect to “MLA Actions.” The approval/disapproval of “MLA Actions” are time sensitive and would not raise the same adverse consequence concerns to Token holders that a general amendment to the agreement might have. Thus, in our opinion such a proviso is not necessary.

Taking the above modification into account the Company believes both that the subject provisions are permissible under existing securities and corporate statutes and that it has fulfilled its obligations to fully describe these provisions in the offering documents.

•	Please disclose in the sections of the offering circular that describe the Tokens and the Coins that amending the terms of the terms of Token Rights Agreement or the Coin Rights Agreement may, depending on the nature of the change, require you to file a post-qualification amendment to reflect the change. Further, please disclose that if such an amendment constituted a fundamental change in the information in the offering circular, you would have to suspend sales of the securities until the post- qualification amendment was qualified. Please refer to Securities Act Rule 252(f)(2)(ii).

We have revised Article XIV, Section 2(D) (“Description of Tokens - Equity Rights/Voting Rights/Information Rights”) to add the following at the end of such section:

To the extent required under applicable law in connection with any unilateral or other amendment to the Token Rights Agreement the Company will promptly (and in any event prior to the required deadline) file all necessary Supplements (or post-qualification amendments, as applicable) to this Offering Circular (and all other required filings, if any) evidencing such amendment(s) with the SEC (and all other applicable regulatory agencies, if any). Further, to the extent the subject amendment(s) constitute a fundamental change to the information provided in this Offering Circular the Company will immediately suspend all subsequent sales of the Tokens unless/until all such additional filings have been fully qualified by the SEC (and all other applicable regulatory agencies, if any).

Similarly we have also revised Article XIV, Section 3(D) (“Description of Coins - Equity Rights/Voting Rights/Information Rights”) to add the following at the end of such section:

To the extent required under applicable law in connection with any unilateral or other amendment to the Coin Rights Agreement the Company will promptly (and in any event prior to the required deadline) file all necessary Supplements (or post-qualification amendments, as applicable) to this Offering Circular (and all other required filings, if any) evidencing such amendment(s) with the SEC (and all other applicable regulatory agencies, if any). Further, to the extent the subject amendment(s) constitute a fundamental change to the information provided in this Offering Circular the Company will immediately suspend all subsequent sales of the Coins unless/until all such additional filings have been fully qualified by the SEC (and all other applicable regulatory agencies, if any).

•	Finally, please include risk factor disclosure to address any material risks to your business that could result from the requirement to suspend sales while you wait for the post-qualification amendment to be qualified.

We have revised Article III, Section 2(A) (“Business Risks - Generally”) to read as follows (with the second paragraph being added to address the above concern):

The Company anticipates that the aggregate investment proceeds received by the Company (i.e. from the proceeds of the Offering together with all outside capital contributions received by the Company, if any), together with the proceeds from the operation of the Business, will be more than sufficient to fully cover all expenses of the Company (i.e. the Token Offering Expenses, the Coin Offering Expenses and all Operating Costs). In the event that these assumptions prove to be inaccurate in any material respect, the Business (or any portion thereof) may fail to monetize, and you may recognize a loss of all, or a part of, your investment in a Security.

Without limiting the generality of the foregoing, as noted herein, in connection with any amendment to the Token Rights Agreement and/or Coin Rights Agreement (as applicable) the Company will promptly file all necessary Supplements (or post-qualification amendments, as applicable) to this Offering Circular (and all other required filings, if any) evidencing such amendment(s) with the SEC (and all other applicable regulatory agencies, if any). Further, to the extent any such amendment constitutes a fundamental change to the information provided in this Offering Circular the Company will immediately suspend all subsequent sales of the Tokens/Coins (as applicable) unless/until all such additional filings have been fully qualified by the SEC (and all other applicable regulatory agencies, if any). Any material delay in the Company’s ability to sell the Tokens and/or the Coins (as applicable) may, and most likely will, materially and adversely affect the Company’s (and ultimately the Business’) operations and profitability and you may recognize a loss of all, or a part of, your investment in a Security.